UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☐	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the first semiannual period ended June 30, 2020

Collectable Sports Assets, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Westchester Avenue, Suite W2100, White Plains, New York 10604
(Full mailing address of principal executive offices)

914-372-7337
(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager and each Series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated. These forward-looking statements are not guarantees of future performance and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Among such risks, trends and other uncertainties, which in some instances are beyond our control, are:

•	Our ability to identify genuine items of sports memorabilia and appropriately price and purchase them;

•	Our ability to develop and implement programs that will generate revenues from the assets that are acquired;

•	Our ability to monetize any assets that we acquire at an appropriate time;

•	The volatility of the sports memorabilia markets;

•	Our ability to manage the expenses associated with owning, insuring and maintaining the assets that we acquire;

•	The impact and duration of adverse conditions in certain aspects of the economy affecting the economy in general and the sports memorabilia business, in particular;

•	Competition; and

•	Other risks detailed from time to time in our publicly filed documents.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis and other parts of this report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” in our offering circular.

Since its formation in January 2020, Collectable Sports Assets, LLC (the “Company”) has been engaged primarily in identifying and acquiring a collection of sports memorabilia. The Company plans to finance the acquisitions through various methods:

1.	Consignment – the Company enters into an agreement with an Asset Seller to market an item of sports memorabilia (an “Underlying Asset”). The owner of the Underlying Asset, the “consignor,” retains full ownership of the Underlying Asset until the related offering of LLC interests (each a “Series”) closes. Upon closing the Series, the consignor will be paid the consignment price established by the consignor.

2.	Upfront purchase – the Company acquires an Underlying Asset from an Asset Seller prior to the launch of the Offering related to the Series

3.	Purchase agreement – the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the closing of the offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the closing

4.	Purchase option agreement – the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Undexrlying Asset

In addition, the Manager, during the period ended June 30, 2020, has been engaged in developing the financial, offering and other materials to begin offering interests in the Company’s Series.

During the period ended June 30, 2020, we devoted substantially all our efforts to establishing our business and planned principal operations that we intended to commence at the time of the launch of our offerings. As such, and because of the start-up nature of the Company’s and the Manager’s business, the reported financial information once the Company or any Series is capitalized and has assets or liabilities, will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager/Asset Manager, its affiliates and employees of its owner, Collectable Technologies, Inc., to grow and support our business. While the officers and directors of Collectable Technologies have some similar management experience, their experience is limited, and they have no experience selecting or managing assets in the Asset Class.

There are a number of key factors that will have large potential impacts on our operating results going forward including the Manager/Asset Manager’s ability to:

·	source high quality Underlying Assets at reasonable prices to securitize;

·	market the offerings in individual Series of the Company and attract Investors to acquire the Interests issued by Series of the Company;

·	in the future, develop a platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and
·	find operating partners to manage the collection of Underlying Assets at a decreasing marginal cost per Underlying Asset.

As of June 30, 2020, we had not yet generated any revenues and do not anticipate doing so until early 2021, if at all. We have not completed any initial offerings to date but expect to during the fourth quarter of 2020.

As of June 30, 2020, because the Regulation A Offering Statement filed by the Company had not yet been qualified, none of the Company nor any Series had commenced operations, were not capitalized and had no assets or liabilities. Subsequent to June 30, 2020, our Regulation A Offering Statement was qualified and the Company did commence operations. No Series have yet been closed and therefore, neither the Company nor any Series is yet capitalized nor has assets and liabilities and will not until such time as a closing related to any series of LLC interests being offered by the Company has occurred. All assets and liabilities related to these Series that have been incurred to date and will be incurred until the Closings of the respective Offerings are the responsibility of the Company or the Manager and responsibility for any assets or liabilities related to any Underlying Assets will not transfer to each Series until such time as a Closing for each Series has occurred.

Historical Investment in Series Assets

We plan to provide investment opportunities in sports memorabilia to investors. At the time of this filing, we entered into the agreements described in “USE OF PROCEEDS AND DESCRIPTION OF UNDERLYING ASSETS” section of our latest post-effective Offering Statement on Form 1-APOS filed with the Commission on October 16, 2020. At the time of this filing, there have been no other investments.

Liquidity and Capital Resources

From inception, the Company and each Series are expected to finance their business activities through capital contributions or other financing from the Manager/Asset Manager (or its affiliates) to the Company and each individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as a Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager. At the time of this filing, no capital contributions have been made to any Series.

In the future, the Company may incur financial obligations related to loans made to the Company by officers of the Manager, affiliates of the Manager or third-party lenders. Each Series will repay any loans plus accrued interest used to acquire its Underlying Asset with proceeds generated from the Closing of the Offering of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series. At the time of this filing, no financial obligations have been incurred by the Company or any Series.

Plan of Operations

The Company plans to launch approximately 25 to 50 offerings in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional Underlying Assets, which we anticipate will enable the Company to reduce Operating Expenses for each Series as we negotiate better contracts for storage, insurance and other operating expenses with a larger collection of assets.

Item 3. Financial Statements

Pursuant to Securities Act Rule 257(b)(2)(i)(B), Collectable Sports Assets, LLC (the “Company”) hereby files the unaudited financial statements covering the period of the Company’s current fiscal year from inception until June 30, 2020.

COLLECTABLE SPORTS ASSETS, LLC

Financial Statements For The Period of January 16, 2020 (Inception) to June 30, 2020

COLLECTIBLE SPORTS ASSETS, LLC.

BALANCE SHEET

JUNE 30, 2020

ASSETS

CURRENT ASSETS
Cash	$47
TOTAL CURRENT ASSETS	47
TOTAL ASSETS	47
LIABILITIES AND MEMBERS' EQUITY
MEMBERS' EQUITY
Contributed Capital	2,606
Retained Earnings (Deficit)	(2,559)
TOTAL MEMBERS' EQUITY	47
TOTAL LIABILITIES AND MEMBERS' EQUITY	$47

Unaudited. See accompanying notes, which are an integral part of these financial statements.

COLLECTIBLE SPORTS ASSETS, LLC.

INCOME STATEMENT

FOR THE PERIOD OF JANUARY 16, 2020 (INCEPTION) THROUGH JUNE 30, 2020

Operating Expense
Salaries & Wages	1,900
Legal & Professional	396
General & Administrative	263
2,559

Net Income from Operations	(2,559)
Net Income	$(2,559)

Unaudited. See accompanying notes, which are an integral part of these financial statements.

COLLECTIBLE SPORTS ASSETS, LLC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD OF JANUARY 16, 2020 (INCEPTION) THROUGH JUNE 30, 2020

Cash Flows From Operating Activities
Net Income (Loss) For The Period	$(2,559)
Net Cash Flows From Operating Activities	(2,559)

Cash Flows From Financing Activities
Contributed Capital	2,606
Net Cash Flows From Financing Activities	2,606

Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	47
Cash at End of Period	$47

Unaudited. See accompanying notes, which are an integral part of these financial statements.

COLLECTIBLE SPORTS ASSETS, LLC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD OF JANUARY 16, 2020 (INCEPTION) THROUGH JUNE 30, 2020

	Contributed Capital	Retained Earnings	Total Shareholders' Equity
Balance at January 16, 2020 (Inception)	$-	$-	$-

Contributed Capital	2,606		2,606

Net Income		(2,559)	(2,559)

Balance at June 30, 2020	$2,606	$(2,559)	$47

Unaudited. See accompanying notes, which are an integral part of these financial statements.

Contents

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES	5
NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	5
Basis of Presentation	5
Significant Risks and Uncertainties	5
Use of Estimates	5
Cash and Cash Equivalents	5
Revenue	5
Fixed Assets	6
Advertising	6
Income Taxes	6
Net Income Per Share	6
Recently Issued Accounting Pronouncements	7
NOTE C- RELATED PARTY TRANSACTIONS	7
NOTE D- FAIR VALUE MEASUREMENTS	7
NOTE E- CONCENTRATIONS OF RISK	8
NOTE F - LLC MEMBER LIABILITY	8
NOTE G- SUBSEQUENT EVENTS	8

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2020

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Collectable Sports Assets, LLC (“the Company”) is a limited liability company organized under the laws of the State of Delaware. The Company is an investment company that will offer holdings in high value sports memorabilia.

The Company is a subsidiary of Collectable, LLC.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Commitments and Contingencies

Commitments and contingencies are amounts designated in the financial statements to account for known future obligations or for the uncertainty related to future obligations that are uncertain, but reasonably estimable. As of June 30, 2020, the Company recognized no amount in respect of commitments and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company’s revenue will consist of fees collected from interest in sports memorabilia sold.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED) (UNAUDITED)

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management’s estimate of each asset’s useful life.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED) (UNAUDITED)

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

NOTE C- RELATED PARTY TRANSACTIONS

Collectible, LLC paid for expenses on behalf of the Company. This was accounted for as a capital injection and the expenses were included on the income statement.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets; Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED) (UNAUDITED)

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 26, 2020 the date that the financial statements were available to be issued.

Item 4. Exhibits

EXHIBIT INDEX

Exhibit 2.1 – Certificate of Formation (1)
Exhibit 2.2 – Amended and Restated Limited Liability Company Agreement (3)
Exhibit 2.3 – Series Designation #RUTHGEHRIGBALL (Included in Exhibit 2.2) (3)
Exhibit 2.4 – Series Designation #CURRYBASKET (Included in Exhibit 2.2) (3)
Exhibit 2.5 – Series Designation #LEBRONROOKIE (Included in Exhibit 2.2) (3)
Exhibit 2.6 – Series Designation #KAWHIBASKET (Included in Exhibit 2.2) (3)
Exhibit 2.7 – Series Designation #MANTLEMINT1953 (Included in Exhibit 2.2) (3)
Exhibit 2.8 – Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC. (4)
Exhibit 2.9 – Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (6)
Exhibit 2.10 – Series Designation #JORDANPSA10 (Included in Exhibit 2.9) (6)
Exhibit 2.11 – Series Designation #COBBMINTE98 (Included in Exhibit 2.9) (6)
Exhibit 2.12 – Amendment No. 3 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (7)
Exhibit 2.13 – Series Designation #LUKAROOKIE (Included in Exhibit 2.12) (7)
Exhibit 2.14 – Series Designation #MAHOMESROOKIE (Included in Exhibit 2.12) (7)
Exhibit 2.15 – Series Designation #MAGICBIRDDRJ (Included in Exhibit 2.12) (7)

Exhibit 2.16 – Amendment No. 4 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (9)
Exhibit 2.17 – Series Designation #JackieRobinsonAutoBat (Included in Exhibit 2.16 (9)
Exhibit 2.18 – Series Designation #Unitas1965Jersey (Included in Exhibit 2.16 (9)
Exhibit 2.19 – Series Designation #AliWBCBelt (Included in Exhibit 2.16 (9)
Exhibit 2.20 – Series Designation #ChamberlainHSUNIFORM (Included in Exhibit 2.16 (9)
Exhibit 2.21 – Series Designation #AlcindorUCLAJACKET (Included in Exhibit 2.16 (9)
Exhibit 2.22 – Series Designation #TroutGlove (Included in Exhibit 2.16 (9)
Exhibit 2.23 – Series Designation #55JackieRobinsonPSA10 (Included in Exhibit 2.16 (9)
Exhibit 2.24 – Series Designation #MookieBettsGlove (Included in Exhibit 2.16 (9)
Exhibit 2.25 – Series Designation #LeBronBlackRefractor (Included in Exhibit 2.16 (9)
Exhibit 2.26 – Series Designation #LamarJacksonBasket (Included in Exhibit 2.16 (9)
Exhibit 2.27 – Series Designation #GiannisRPA (Included in Exhibit 2.16 (9)
Exhibit 2.28 – Series Designation #BradyRookie (Included in Exhibit 2.16 (9)
Exhibit 2.29 – Series Designation #1986WAX (Included in Exhibit 2.16 (9)
Exhibit 2.30 – Series Designation #Seaver1971PSA10 (Included in Exhibit 2.16 (9)
Exhibit 2.31 – Series Designation #GretzkyOpeechee1979 (Included in Exhibit 2.16 (9)
Exhibit 2.32 – Series Designation #ZionRPABGS9 (Included in Exhibit 2.16 (9)

Exhibit 3 – Instruments defining the rights of securities holder (see Exhibits 2.1, 2.2, 2.8, 2.9, 2.12 and 2.16)
Exhibit 4 – Form of Subscription Agreement (5)
Exhibit 6.1 – Consignment Agreement for Series Assets (3)
Exhibit 6.2 – Asset Management Agreement #RUTHGEHRIGBALL(2)
Exhibit 6.3 – Asset Management Agreement #CURRYBASKET (2)
Exhibit 6.4 – Asset Management Agreement #LEBRONROOKIE (2)
Exhibit 6.5 – Asset Management Agreement #KAWHIBASKET (2)
Exhibit 6.6 – Consignment Agreement #MANTLEMINT1953 (3)
Exhibit 6.7 – Asset Management Agreement #MANTLEMINT1953 (3)

Exhibit 6.8 – Consignment Agreement #JORDANPSA10 (6)

Exhibit 6.9 – Asset Management Agreement #JORDANPSA10 (6)

Exhibit 6.10 – Consignment Agreement #COBBMINTE98 (6)

Exhibit 6.11 – Asset Management Agreement #COBBMINTE98 (6)

Exhibit 6.12 – Amendment to Consignment Agreement for Series Assets (7)
Exhibit 6.13 – Consignment Agreement for Series #KAWHIBASKET (7)
Exhibit 6.14 – Consignment Agreement #LUKAROOKIE and #MAHOMESROOKIE (7)
Exhibit 6.15 – Asset Management Agreement #LUKAROOKIE (7)
Exhibit 6.16 – Asset Management Agreement #MAHOMESROOKIE (7)
Exhibit 6.17 – Consignment Agreement #MAGICBIRDDRJ (7)
Exhibit 6.18 – Asset Management Agreement #MAGICBIRDDRJ (7)

Exhibit 6.19 – Consignment Agreement for #JackieRobinsonAutoBat, #Unitas1965Jersey, #AliWBCBelt, #ChamberlainHSUNIFORM and #AlcindorUCLAJACKET (9)

Exhibit 6.20 – Asset Management Agreement for #JackieRobinsonAutoBat (8)
Exhibit 6.21 – Asset Management Agreement for #Unitas1965Jersey (8)
Exhibit 6.22 – Asset Management Agreement for #AliWBCBelt (8)
Exhibit 6.23 – Asset Management Agreement for #ChamberlainHSUNIFORM (8)
Exhibit 6.24 – Asset Management Agreement for #AlcindorUCLAJACKET (8)
Exhibit 6.25 – Consignment Agreement for #TroutGlove, #MookieBettsGlove and #LeBronBlackRefractor (9)
Exhibit 6.26 – Asset Management Agreement for #TroutGlove (8)
Exhibit 6.27 – Asset Management Agreement for #MookieBettsGlove (8)
Exhibit 6.28 – Asset Management Agreement for #LeBronBlackRefractor (8)
Exhibit 6.29 – Consignment Agreement for #55JackieRobinsonPSA10 (9)
Exhibit 6.30 – Asset Management Agreement for #55JackieRobinsonPSA10 (8)
Exhibit 6.31 – Consignment Agreement for #LamarJacksonBasket and #BradyRookie (9)
Exhibit 6.32 – Asset Management Agreement for #LamarJacksonBasket (8)
Exhibit 6.33 – Asset Management Agreement for #BradyRookie (8)
Exhibit 6.34 – Consignment Agreement for #GiannisRPA (9)
Exhibit 6.35 – Asset Management Agreement for #GiannisRPA (8)
Exhibit 6.36 – Consignment Agreement for #1986WAX (9)
Exhibit 6.37 –Asset Management Agreement for #1986WAX (8)
Exhibit 6.38 – Consignment Agreement for #Seaver1971PSA10 (9)
Exhibit 6.39 – Asset Management Agreement for #Seaver1971PSA10 (8)
Exhibit 6.40 – Consignment Agreement for #GretzkyOpeechee1979 (9)
Exhibit 6.40 – Asset Management Agreement for #GretzkyOpeechee1979 (8)
Exhibit 6.42 – Consignment Agreement for #ZionRPABGS9 (9)
Exhibit 6.42 – Asset Management Agreement for #ZionRPABGS9 (8)

Exhibit 8 – Form of Escrow Agreement (5)

(1)	Incorporated by reference from the Issuer’s Offering Statement on Form 1-A filed with the Commission on March 13, 2020.
(2)	Incorporated by reference from the Issuer’s Amended Offering Statement on Form 1-A/A filed with the Commission on May 8, 2020.
(3)	Incorporated by reference from the Issuer’s Amended Offering Statement on Form 1-A/A filed with the Commission on July 13, 2020.
(4)	Incorporated by reference from the Issuer’s Current Report on Form 1-U filed with the Commission on September 1, 2020
(5)	Incorporated by reference from the Issuer’s Offering Circular filed with the Commission pursuant to Rule 253(g)(2) on September 25, 2020
(6)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A POS filed with the Commission on September 16, 2020.
(7)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on September 30, 2020
(8)	Document not filed because substantially identical to Exhibit No. 6.18
(9)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on October 16, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 26, 2020.

COLLECTABLE SPORTS ASSETS, LLC

By:	CS Asset Manager, LLC, its managing member

By:	/s/ Ezra Levine
Name:	Ezra Levine
Title:	CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Jason Epstein		Director and President of	October 26, 2020
Name: Jason Epstein		CS Asset Manager, LLC
(Principal Executive Officer)

/s/ Ezra Levine		Director and Chief Executive Officer of	October 26, 2020
Name: Ezra Levine		CS Asset Manager, LLC
(Principal Executive Officer)

/s/ Ross Schimel		Director and Chief Financial Officer of	October 26, 2020
Name: Ross Schimel		CS Asset Manager, LLC
(Principal Financial Officer)

CS ASSET MANAGER, LLC		Managing Member	October 26, 2020
By:	/s/ Ezra Levine
Name:	Ezra Levine
Title:	CEO